02045764

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 14, 2002

(Commission File No. 001-15256)

SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
WASH. D.C. 164 SECTION

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

PROCESSED
JUL 18 2002
P
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 14, 2002

BRASIL TELECOM S.A.

By: [signature]
Name: Carla Cico
Title: President and Chief Executive Officer

BRASIL TELECOM S.A.
Rodrigo Panico
Advogado
DEPT.º JURIDICO

EXHIBIT #1

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Publicly traded Company
Corporate Taxpayer Registration CNPJ/MF N° 76.535.764/0001-43
Board of Trade NIRE N° 53 3 0000622 9

MATERIAL FACT

NOTICE TO SHAREHOLDERS
PAYMENT OF INTEREST ON OWN CAPITAL

Brasil Telecom S.A. (the "Company") informs that at the General Ordinary Shareholders Meeting held on April 29, 2002, the shareholders of the Company approved the payment of interest on own capital, which will be imputed to the dividends relative to the fiscal year 2001, pursuant to Article 9 of Law 9,249/95 and Deliberation nº 207/96 of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission). The following are the relevant details regarding the distribution:

1. AMOUNT

The total amount of interest on own capital to be distributed is R$231,700,000.00 (two hundred and thirty one million, seven hundred thousand reais), equivalent to a gross amount of R$0.436811718142 per one thousand shares and an amount net of income tax of R$0.371289960421 per one thousand shares.

2. DATE OF PAYMENT

Payment will be made beginning June 26, 2002.

3. FORM AND PLACE OF PAYMENT

Shareholders who have bank accounts and have provided their bank account information to Banco Bradesco S.A. (Depositary Institution) will have their interest on own capital credited to those accounts.

Interest on own capital corresponding to shares deposited with the custodian agent will be credited to the respective stock exchange, which will then transfer the payments to shareholders through certified Brokerage Houses.

The remaining shareholders should proceed to a Bradesco branch of his or her choice, bringing along proof of banking account for registration (optional) and identified with the following documents:
A Natural Person: certified copy of his or her identification card, an Individual Taxpayer Registration (CPF) and proof of address.
A Legal Person: certified copy of its Federal Taxpayer Registration (CNPJ/MF), and current consolidated articles of association or bylaws. The bylaws must reflect the minutes of the shareholders' meeting at which the current officers of the legal person were elected. Managing

partners and officers with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

If a shareholder is represented under power of attorney, agent of the shareholder must provide the public instrument of the grant of power of attorney, certified copies of the attorney's identity card and an Individual Taxpayer Registration (CPF) card.

4. RETAINED INCOME TAX

The interest on own equity had retained income tax at the rate of 15%, except for the shareholders who identified themselves as exempt from taxes at Banco Bradesco until December 07, 2001, according to Notice to Shareholders published on the newspapers Gazeta Mercantil (national edition), Jornal de Brasília, Valor Econômico and Diário Oficial da União, on November 26, 2001.

Brasília - DF, June 14, 2002.

Carla Cico
CEO and Investor Relations Officer